Exhibit 99.1

SCISPARC LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

UNAUDITED

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2023	2022	2022
		Unaudited		Audited
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$2,081	$12,945	$3,574
Restricted deposit		44	40	60
Trade receivables		43	-	77
Other accounts receivable		815	699	131
Inventory		660	-	668

		3,643	13,684	4,510

NON-CURRENT ASSETS:
Intangible asset, net	4	4,474	-	4,717
Investment in company account for at equity	3	893	659	591
Investments in financial assets	5	849	-	730
Property and equipment, net		33	79	57

		6,249	738	6,095

		$9,892	$14,422	$10,605

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2023	2022	2022
		Unaudited		Audited
	Note	USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$1,247	$874	$1,199
Other accounts payable		153	214	193
Warrants	8	1,714	10,252	2,737

Lease liability		-	45	27

		3,114	11,385	4,156

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	9
Share capital and premium		58,898	58,547	58,592
Reserve from share-based payment transactions		5,248	4,980	5,180
Warrants		5,190	5,190	5,190
Foreign currency translation reserve		497	497	497
Transactions with non-controlling interests		712	559	559
Accumulated deficit		(66,449)	(66,736)	(63,569)

		4,096	3,037	6,449
Non-controlling interests		2,682	-	-

Total equity		$6,778	$3,037	$6,449

Total liabilities and equity		$9,892	$14,422	$10,605

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

		Six months ended June 30,		Year Ended December 31,
		2023	2022	2022
		Unaudited		Audited
	Note	USD in thousands, except per share amounts

Revenues		$1,972	$-	$1,347

Cost of goods sold		(1,267)	-	(322)

Gross profit		705	-	1,025

Research and development expenses	10a	781	1,474	2,803
Sales and marketing		397	-	-
General and administrative expenses	11b	2,494	3,339	6,509
Operating loss		2,967	4,813	8,287
Company’s share of losses of companies accounted for at equity, net		99	41	109
Finance income		(1,024)	-	(7,832)
Finance expenses		877	905	2,014
Loss before income taxes		2,919	5,759	2,578

Taxes on income		13	-	14

Total comprehensive loss		2,932	5,759	2,592
Attributable to:
Equity holders of the Company		2,880	5,759	2,592
Non-controlling interests		52	-	-
		2,932	5,759	2,592
Basic loss per share attributable to equity holders of the Company:
Loss from operations		10.85	46.80	14.82
Diluted loss per share attributable to equity holders of the Company:
Loss from operations		10.85	46.80	14.82

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2023

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2023	$58,592	5,180	5,190	559	497	(63,569)	6,449	-	6,449

Income (loss)	-	-	-	-	-	(2,880)	(2,880)	(52)	(2,932)
Issue of share capital in respect of investment in affiliate	288	-	-	-	-	-	288	-	288
Sale of minority interest in subsidiary	-	-	-	153	-	-	153	2,734	2,887
Issue of shares, net of issue expenses	(45)	-	-	-	-	-	(45)	-	(45)
Cost of share-based payment	63	68	-	-	-	-	131	-	131

Balance at June 30, 2023	$58,898	5,248	5,190	712	497	(66,449)	4,096	2,682	6,778

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2022

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2022	$58,541	4,331	5,190	559	497	(60,977)	8,141	-	8,141

Income (loss)	-	-	-	-	-	(5,759)	(5,759)	-	(5,759)
Expiration of share options	6	(6)	-	-	-	-	-	-	-
Cost of share-based payment	-	655	-	-	-	-	655	-	655

Balance at June 30, 2022	$58,547	4,980	5,190	559	497	(66,736)	3,037	-	3,037

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2022

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2022	$58,541	4,331	5,190	559	497	(60,977)	8,141	-	8,141

Income (loss)	-	-	-	-	-	(2,592)	(2,592)	-	(2,592)
Exercise of warrants	3	-	-	-	-	-	3	-	3
Cost of share-based payment	48	849	-	-	-	-	897	-	897

Balance at December 31, 2021	$58,592	5,180	5,190	559	497	(63,569)	6,449	-	6,449

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2023	2022	2022
	Unaudited		Audited
	USD in thousands

Cash flows from operating activities:

Loss	$(2,932)	$(5,759)	$(2,592)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	267	21	187
Cost of share-based payment	131	655	897
Finance expenses, net	(1,023)	913	(6,585)
Group’s share of losses of company accounted for at equity, net	98	41	109
Losses from remeasurement of investment in financial assets	855	-	770

	328	1,630	(4,622)

Working capital adjustments:

Decrease (increase) in other accounts receivable	(684)	2,205	3
Increase (decrease) in trade payables	48	(324)	-
Increase (decrease) in other accounts payable	(40)	60	39
Decrease (increase) in trade receivables	39	-	(77)
Decrease (increase) in inventory	8	-	(668)

	(629)	1,941	(703)

Net cash used in operating activities	$(3,233)	$(2,188)	$(7,917)

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2023	2022	2022
	Unaudited		Audited
	USD in thousands

Cash flows from investing activities:

Investment (withdrawal) in restricted bank deposits	$16	$(8)	$(15)
Purchase of property and equipment	-	-	(8)
Investment in a company accounted for at equity	(400)	(700)	(700)
Purchase of financial assets at fair value through profit or loss	(687)	-	(1,500)
Purchase of intangible asset	-	-	(4,861)

Net cash provided by investing activities	(1,071)	(708)	(7,084)

Cash flows from financing activities:

Proceeds from issue of share capital and warrants (net of issuance expenses) (Note 8)	(50)	9,005	9,005
Repayment of lease liability	(26)	(39)	(70)
Interest paid on lease liability	-	-	(8)
Proceeds from issuance of shares to minority interests in a subsidiary	2,887	-	-
Exercise of warrants	-	-	2,770
Payment of issuance expenses related to previous period	-	-	3

Net cash provided by financing activities	2,811	8,966	11,700

Increase (decrease) in cash and cash equivalents	(1,493)	6,070	(3,301)
Cash and cash equivalents at the beginning of the period	3,574	6,875	6,875

Cash and cash equivalents at the end of the period	2,081	$12,945	$3,574

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2023	2022	2022
	Unaudited		Audited
	USD in thousands

(a) Significant non-cash transactions:

Mutual share exchange of ordinary shares (see note 10)	$288	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 1:- GENERAL

a.

SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc” or the “Company” or the “Group”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome, Alzheimer’s disease and agitation, pain, autism spectrum disorder and Status Epilepticus. The headquarters of the Company are located in Tel Aviv, Israel.

On September 30, 2022, the Company announced the closing of the acquisition of WellutionTM, a top seller Amazon.com Marketplace account (the “Brand”), American food supplements and cosmetics brand and trademark (the “Acquisition”). In connection with the Acquisition, the Company incorporated a new wholly owned Delaware subsidiary, SciSparc Nutraceuticals Inc. (“SciSparc US”), to hold the new assets.

The Company’s ordinary shares are listed on Nasdaq and are trading under the symbol “SPRC”.

As of June 30, 2023, the Company had three private subsidiaries, including a company incorporated under the laws of Israel: Evero Health Ltd (“Evero”); an inactive company incorporated under the laws of Israel: Brain Bright Ltd (“Brain Bright”); and a company incorporated under the laws of the State of Delaware: Scisparc US (together with Evero and Brain Bright, the “Subsidiaries”).

On August 18, 2023, the Company convened a general meeting of its shareholders, whereby the shareholders approved, inter alia, a reverse split of the Company’s share capital up to a ratio of 30:1 (the “Reverse Split”). Following the implementation of the reverse split, the Company’s authorized share capital will not be adjusted under the Company’s articles of association, as currently in effect (the “Articles”), which as of the date hereof consists of 75,000,000 Ordinary Shares, no par value.

On September 14, 2023, the Company’s Board resolved that the final ratio for the Reverse Split will be 26:1, which became effective on September 28, 2023.

Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these interim consolidated financial statements for all periods presented.

b.	These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2022, and accompanying notes, that were approved on April 27, 2023, and signed on May 1, 2023 (the “2022 Annual Consolidated Financial Statements”).

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 1:- GENERAL (cont.)

c.

The Company incurred a net loss of $2,932 and had negative cash flows from operating activities of $3,233 for the six month period ended June 30, 2023. As of June 30, 2023, the Company had an accumulated deficit of $66,449 as a result of recurring operating losses. At June 30, 2023, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the consolidated financial statements.. The Company’s pharmaceuticals operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group will be able to completely finance its operations by generating revenue from its pharmaceutical products. These abovementioned factors raise substantial doubt about the Group’s ability to continue as a going concern.

The Company intends to finance operating costs over the next twelve months through a combination of actions that may include existing cash on hand, reducing operating expenses and issuing equity and/or debt securities.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business.

The interim consolidated financial statements for the period ended June 30, 2023, do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Group be unable to continue as a going concern.

d.	The interim consolidated financial statements of the Company for the six-month period ended on June 30, 2023, were approved for issuance on October 2, 2023 (the “Approval Date”). In connection with the preparation of the interim consolidated financial statements and in accordance with authoritative guidance for subsequent events, the Company evaluated subsequent events after the consolidated statements of financial position date of June 30, 2023, through September 27, 2023, the date on which the unaudited interim consolidated financial statements were available to be issued.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2022 Annual Consolidated Financial Statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the 2022 Annual Consolidated Financial Statements. The results for any interim period are not necessarily indicative of results for any future period.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the six month period ended June 30, 2023, are not necessarily indicative of the results for the year ending December 31, 2023, or for any future period.

As of June 30, 2023, there have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2022 Annual Consolidated Financial Statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 3:- INVESTMENT IN ASSOCIATE

On March 10, 2022, the Company entered into a Founders and Investment Agreement with Dr. Alon Silberman, or the MitoCareX Agreement. Pursuant to the MitoCareX Agreement, the Company invested an initial amount of $700, and agreed to invest over the next two years, an additional $1,000, subject to the achievement of certain pre-determined milestones as agreed upon in the MitoCareX Agreement, for up to a 50.01% ownership in MitoCareX Bio Ltd. (“MitoCareX”). MitoCareX is focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. The MitoCareX Agreement also contains customary representations, warranties, covenants, and indemnification provisions. On March 31, 2022, the closing conditions were met, and the Company paid the initial investment amount of $700 to MitoCareX. As of December 31, 2022, the Company owns 31.48% of the outstanding shares of MitoCareX.

On February 17, 2023, MitoCareX achieved its first milestone pursuant to the MitoCareX Agreement. The first milestone refers to the establishment of MitoCareX’s cloud-based computing infrastructure that is expected to allow its future expansion into machine learning system. The system is harnessed to investigating mitochondrial carriers that are crucial for cell viability. As a result of MitoCareX meeting this milestone, the Company will invest an additional $400 in MitoCareX and increase its share ownership in MitoCareX Bio from 31.48% to 41.92%.

The table below summarizes the fair value of the investment in MitoCareX:

Balance at January 1, 2022	$-
Investment date March 31, 2022	700
Equity losses from investment in MitoCareX	(109)

Balance at December 31, 2022	591

Investment date March 31, 2023	400
Equity losses from investment in MitoCareX	(98)

Balance at June 30, 2023	$893

During the six months ended June 30, 2023, and 2022, the Company recorded equity losses from the investment in MitoCareX in the amount of $98 and $41, respectively.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 4:- INTANGIBLE ASSET

On September 30, 2022, the Company announced the closing of the Acquisition. In connection with the Acquisition, the Company incorporated a new wholly owned Delaware subsidiary, SciSparc US, to hold the new assets. The definitive agreement for the acquisition of the Brand was entered into with Merhavit M.R.M Holding and Management Ltd (“M.R.M”).

At the closing, the Company paid a base cash payment of $4,540 and in 12 months following the closing agreed to pay an additional deferred cash payment equal to a multiple of 3 times the amount by which the Brand’s EBITDA exceeds $1,120 during the 12-month period following the closing of the Acquisition. The Company paid an additional $321 as purchase costs.

In addition, the Company issued to M.R.M $15,000 worth of warrants to purchase ordinary shares of the Company at an exercise price of $7.00 per share (with a cashless exercise mechanism) and with an exercise period of five years from the closing of the Acquisition (the “September 2022 Warrants”). The September 2022 Warrants will become exercisable upon the earlier of (i) an achievement of $100,000 of gross sales by the Brand in the aggregate or (ii) if the price of our Ordinary Shares closes at $10.00 or above.

The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under generally accepted accounting principles and not as a business combination. The Company reviewed the guidance under IFRS 3 for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand. Accordingly, the Company treated the transaction as an asset acquisition. On the closing date of the Acquisition, the Company fully recognized the acquisition amount total of $4,861 as an intangible asset, to be amortized over a period of 10 years.

The table below summarizes the fair value of the intangible asset:

Balance at January 1, 2022	$-
Purchase date September 30, 2022	4,861
Depreciation of intangible asset	(144)

Balance at December 31, 2022	4,717

Depreciation of intangible asset	(243)

Balance at June 30, 2023	$4,474

During the year ended December 31, 2022, the Company recognized depreciation expenses in respect to intangible asset in the amount of $144.

The estimated fair values of the tangible and intangible assets in respect of the Acquisition of the Wellution™ brand are provisional and are based on information that was available as of the Acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value that appear are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the Acquisition accounting as soon as practicable but no later than the measurement period.

During the six months ended June 30, 2023, and 2022, the Company recorded depreciation expenses with respect to intangible asset in the amount of $243 and $ nil, respectively.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 5:- INVESTMENT IN FINANCIAL ASSETS

On June 25, 2023, the Company entered into a Share Purchase Agreement (the “Agreement”) with AutoMax Motors Ltd. (“AutoMax”), an Israeli company traded on the Tel Aviv Stock Exchange (“TASE”) and the leading parallel importer and distributor of vehicles in Israel, pursuant to which, at the closing and upon the terms and conditions set forth in the Agreement, the Company will invest NIS 2,500,000 in cash, in exchange for ordinary shares, NIS 0.05 par value, of AutoMax (the “AutoMax Shares”) based on a price per share of NIS 0.5. As of June 30, 2023, the listed share price of AutoMax on the TASE was NIS 0.41, and the Company has recorded a loss in its statements of comprehensive loss of $133 on its investment.

NOTE 6:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Mr. Oz Adler, the Company’s Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Jeffs’ Brands Ltd. (“Jeffs’ Brands”) (see Note 11).
b.

On March 7, 2022, the Company entered into the Cooperation Agreement with Clearmind Medicine Inc. (“Clearmind”), a company in which Dr. Adi Zuloff-Shani, the Company’s Chief Technologies Officer, Mr. Weiss, the Company’s President, and Mr. Adler, the Company’s Chief Executive Officer and Chief Financial Officer, serve as officers and directors.

During the year ended December 31, 2022, the Company recognized expenses in respect of the Cooperation Agreement with Clearmind in the amount of $208, and the balance owed to Clearmind as of December 31, 2022, was $55.

On November 17, 2022, the Company invested $1,500 thousand in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 230,769 common shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind.

c.	Mr. Amitai Weiss, our chairman of the board of directors, is the chairman of the board of directors of AutoMax (see Note 5).

NOTE 7:- FINANCIAL INSTRUMENTS

Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments”:

		June 30,		December 31,
		2023	2022	2022
		Unaudited		Audited
	Note	USD in thousands

Financial assets:
Cash and cash equivalents		$2,081	$12,945	$3,574
Trade receivables		43	-	60
Government authorities		100	77	45
Other receivables		715	622	86
Investments in financial assets		849	-	730

		$3,778	$13,644	$4,495

Financial liabilities:
Credit from others		$-	$-	$102
Warrants liability		1,714	10,252	2,737
Lease liability		-	45	27

Total financial and lease liabilities		$1,714	$10,297	$2,866

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 8:- WARRANTS

On June 1, 2022, the Company completed a private offering with an investor for gross proceeds of $10,210 (the “June 2022 Private Placement”), providing for the issuance of an aggregate of 136,388 units and pre-funded units, as follows: (a) 12,884 units at a price of $74.88 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 123,504 pre-funded units at a price of $73.294 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $68.38 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The June 2022 Warrants’ fair value was calculated using the Black–Scholes option pricing model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2022	June 30, 2023
Dividend yield (%)	0	0
Expected volatility (%)	72	72
Risk-free interest rate (%)	3.97	3.97
Underlying share price ($)	19.656	14.274
Exercise price ($)	68.38	68.38
Warrants fair value ($)	2,396	1,373

The June 2022 Warrants are classified as current warrant liability in the Company’s balance sheet, as they are exercisable at any given time.

During the six months ended June 30, 2023, and 2022, the Company recorded finance income from the change in fair value of the June 2022 Warrants in the amount of $1,023 and $nil, respectively.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 9:- EQUITY

Reverse Share Splits

On August 18, 2023, the Company convened a general meeting of its shareholders, whereby the shareholders approved, inter alia, a reverse split of the Company’s share capital up to a ratio of 30:1. Following the implementation of the Reverse Split, the Company’s authorized share capital will not be adjusted under the Company’s Articles, which as of the date hereof consists of 75,000,000 Ordinary Shares, no par value.

On September 14, 2023, the Company’s Board resolved that the final ratio for the Reverse Split will be 26:1, which became effective on September 28, 2023.

a.	Composition of share capital as of June 30, 2023, June 30, 2022, and December 31, 2022:

	June 30, 2023		December 31, 2022		June 30, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary Shares of no par value each	75,000,000	282,782	75,000,000	261,494	25,714,286	135,644

b.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2023	261,494

Issuance of share capital – in respect of investment in affiliate (Note 6e)	13,858

Shares issued to consultants (Note 6e)	7,134

Issuance of share capital – in respect of shelf prospectus (Note 6e)	296

Balance at June 30, 2023	282,782

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 9:- EQUITY (cont.)

c.	Rights attached to shares:

Voting rights at shareholders meetings, right to dividends, rights upon liquidation of the Company and right to nominate the directors in the Company.

d.	Capital management in the Company:

The Company’s capital management objectives are to preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties. The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

e.	Additional issuance of ordinary shares:

On August 2, 2022, the Company issued a consultant 923 ordinary shares in respect of services rendered.

On November 1, 2022, the Company issued a consultant 1,423 ordinary shares in respect of services rendered.

On March 22, 2023, the Company issued 13,858 ordinary shares in respect of the stock purchase agreement entered into by and among Jeffs’ Brands and Jeffs’ Brands Holdings Inc. (“NewCo”) (see also note 8a)

On May 31, 2023, the Company issued 7,134 ordinary shares to consultants in respect of services rendered.

f.	March 2021 Financing Round

On March 4, 2021, the Company completed a private offering with several accredited and institutional investors for gross proceeds of $8,150, providing for the issuance of an aggregate of 44,331 units, as follows: (a) 35,242 units at a price of $183,82 per unit, consisting of (i) one ordinary share of the Company, and (ii) a Series A Warrant to purchase an equal number of units purchased (the “2021 Series A Warrants”) and a Series B Warrant (the “2021 Series B Warrants” and, collectively with the 2021 Series A Warrants, the March 2021 Warrants) to purchase half the number of units, and (b) 9,089 pre-funded units at a price of $183.794 per unit, consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) one 2021 Series A Warrant and one 2021 Series B Warrant.

The Series A Warrants have an exercise price of $183.82 per ordinary share and the Series B Warrants have an exercise price of $275.60 per ordinary share). Both were exercisable upon issuance and will expire five years from the date of issuance.

The March 2021 Warrants are classified as issued warrants in the Company’s equity.

During the year ended December 31, 2021, the Company issued 4,929 ordinary shares in respect of the exercise of 385 2021 Series A Warrants and the exercise of 4,544 of pre-funded warrants.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 9:- EQUITY (cont.)

During the year ended December 31, 2022, the Company issued 3,846 ordinary shares in respect of the exercise of 3,846 pre-funded warrants. During the six months ended June 30, 2023, there were no exercises of 2021 Series A Warrants.

g.	June 2022 Financing Round (see also note 8)

On June 1, 2022, the Company completed the June 2022 Private Placement with an investor for gross proceeds of $10,210, providing for the issuance of an aggregate of 136,388 units and pre-funded units, as follows: (a) 12,884 units at a price of $74.88 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 123,504 pre-funded units at a price of $73.294 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $68.38 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

The June 2022 Warrants are classified as current warrant liability in the Company’s balance sheet, as they are exercisable at any given time.

During the year ended December 31, 2022, the Company issued 123,504 ordinary shares in respect of the exercise of 123,504 pre-funded warrants. During the six months ended June 30, 2023, there were no exercises of June 2022 Warrants.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 10:- ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

	Six months ended June 30,		Year Ended December 31,
	2023	2022	2022
	Unaudited		Audited
	USD in thousands
a. Research and development expenses:

Wages and related expenses	$202	$243	$436
Share-based payment	23	224	264
Clinical studies	145	106	369
Regulatory, professional and other expenses	366	373	750
Research and preclinical studies	45	410	703
Chemistry and formulations	-	118	281

	781	1,474	2,803

b. General and administrative expenses:

Wages and related expenses	217	245	437
Share-based payment	45	431	633
Professional and directors’ fees	1,366	1,292	2,499
Business development expenses	38	2	161
Office maintenance, rent and other expenses	48	63	224
Investor relations and business expenses	310	1,193	1,486
Wellution operating expenses	366	-	907
Regulatory expenses	104	113	162

	$2,494	$3,339	6,509

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 11:- SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.

On February 23, 2023, the Company entered into an agreement with Jeffs’ Brands and NewCo, a newly-formed wholly owned subsidiary of Jeffs’ Brands, pursuant to which, at the closing and upon the terms and conditions set forth in the Agreement, NewCo Inc. acquired from the Company a number of shares of stock equal to approximately a 49% interest in the Company’s wholly owned subsidiary, SciSparc US which owns WellutionTM , for $2,500 in cash, and additional deferred cash payments of approximately $489,330 accounting for price adjustments related to inventory and working capital, which is to be paid in five equal monthly installments beginning in May 2023 (the “Price Adjustment”). As collateral for the payment in full of the Price Adjustment, SciSparc held back such number of shares of common stock of SciSparc US, equal to the outstanding due amount of the Price Adjustment (the “Holdback Shares”). Following the closing of the transaction on March 22, 2023, which included an equity conversion of financing amounts previously provided to SciSparc US. by the Company for working capital, and the release of the Holdback Shares upon the payment in full of the Price Adjustment the Company will hold approximately 51% of the share capital of SciSparc US.

Pursuant to the agreement, at the closing of the transaction, Jeffs’ Brands and SciSparc US. entered into a consulting agreement, pursuant to which Jeffs’ Brands will provide management services to SciSparc US for the WellutionTM brand for a monthly fee of $20 and Jeffs’ Brands will receive a one-time signing bonus in the amount of $51. The consulting agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice.

In addition, in connection with the closing of the transaction, the Company and Jeffs’ Brands, engaged in a mutual share exchange in the amount of $288,238 of ordinary shares from each of the Company and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, the Company acquired 247,415 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 13,858 ordinary shares of the Company having an aggregate value of $288,238, which was adjusted from $300,000 according to the 4.99% ownership limit included in the definitive agreements.

b.

On May 2, 2023, Capital Point Ltd. (“Capital Point”) filed with the Tel Aviv-Jaffa District Court (the “Court”) a suit against the Company, case number 2050-05-23 (the “Suit”). The Suit names the Company as the sole defendant and includes allegations of breaches of contract by the Company under the Israeli Contracts Law, 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches of the Company under the Israeli Torts Ordinance, 1968.

The Suit challenges a certain warrant issued by the Company to Capital Point (the “Capital Point Warrant”) to purchase $340,000 of ordinary shares of the Company (the “Warrant Shares”). The Capital Point Warrant was exercisable for 12 months from May 15, 2021, to May 15, 2022 and was issued in connection with the joint venture transaction, entered on May 15, 2020, by and between the Company, Capital Point and Evero Health Ltd., a majority owned subsidiary of the Company, as further described in the Company’s Report on Form 6-K, filed on May 19, 2020. The Suit claims that the Company unlawfully refused to accept the Capital Point Warrant exercise notice as of November 4, 2021 and accordingly the Company did not issue to Capital Point the Warrant Shares.

The Suit claims damages in the amount of NIS 10,000,000 (approximately $2.75 million), which accounts for, as of the date of the filing of the Suit, the agreed compensation according to Section 2(d)(i) of the Capital Point Warrant, an injunction order for the Company to issue the Warrant Shares to Capital Point, return of any unlawful profits received by the Company and punitive damages.

As of the Approval Date, the Company cannot predict the likelihood of success of the Suit.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 12:- EVENTS AFTER THE REPORTING PERIOD

a.	On August 1, 2023, the Company issued a consultant 807 ordinary shares in respect of services rendered.
b.

On August 14, 2023, the Company closed an underwritten public offering (the “Public Offering”) of 212,500 ordinary shares, at a purchase price of $5.20 per ordinary share and pre-funded warrants to purchase up to 37,500 ordinary shares at a purchase price of $5.174 per pre-funded warrant, for aggregate gross proceeds of approximately $1.3 million, pursuant to an underwriting agreement between the Company and Aegis Capital Corp (“Aegis”), the underwriter in the Public Offering, dated August 10, 2023. Pursuant to the terms of the underwriting agreement, the Company also granted the underwriter a 45-day option to purchase up to an additional 37,500 ordinary shares solely to cover over-allotments, if any, at the share price of the Public Offering less underwriting discounts and commissions.

The pre-funded warrants were exercisable immediately upon issuance and have an exercise price of $0.026 per share. Following the offering and as of the Approval Date, the Company issued 25,000 ordinary shares in respect of the exercise of 25,000 pre-funded warrants.

c.

On August 18, 2023, the Company convened a general meeting of its shareholders, whereby the shareholders approved, inter alia, a reverse split of the Company’s share capital up to a ratio of 30:1. Following the implementation of the Reverse Split, the Company’s authorized share capital will not be adjusted under the Company’s Articles, which as of the date hereof consists of 75,000,000 Ordinary Shares, no par value.

On September 14, 2023, the Company’s Board resolved that the final ratio for the Reverse Split will be 26:1, which became effective on September 28, 2023.

d.

On October 11, 2023, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement (the “Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with an institutional investor (the “Purchaser”) for aggregate gross proceeds of approximately $5 million (representing a 30% original issue discount to the aggregate purchase price of approximately $7.18 million), before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. The Company intends to use the net proceeds from the Private Placement for general corporate purposes, including working capital. Aegis, acted as the exclusive placement agent for the Private Placement.

As part of the Private Placement, the Company issued units (the “Units”), at a purchase price of $3.72 per Unit, consisting of 1,930,108 pre-funded ordinary share purchase warrants (the “Pre-Funded Warrant”) to purchase up to 1,930,108 ordinary shares of the Company, no par value per share (the “Ordinary Shares”), and an additional accompanying Pre-Funded Warrant to purchase up to 1,930,108 Ordinary Shares. The Pre-Funded Warrants are immediately exercisable upon issuance and have a term of five years from issuance at an exercise price of $0.001 per Ordinary Share.